EXHIBIT 1.A.(13)(e)

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                   RIDER FOR TERM INSURANCE BENEFIT ON LIFE OF
                           INSURED--DECREASING AMOUNT


     This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

BENEFIT

     We will pay an amount under this benefit if we receive due proof that the insured died: (1) in the term period for the benefit; and (2) while this contract is in force and not in default beyond the last day of the grace period. Any proceeds under this contract that may arise from the Insured's death will include this amount. But our payment is subject to all the provisions of the benefit and of the rest of this contract.

     We show the initial Amount of Term Insurance under this benefit on the contract data pages. We also show the term period for the benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.

AMOUNTS PAYABLE

     The amount we will pay depends on when death occurs. In the Table of Amounts of Insurance on the contract data pages we show the amount we will pay if death occurs in a given contract year.

                     CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

     You may be able to exchange this benefit for a new contract of life insurance on the Insured's life. You will not have to prove that the Insured is insurable. When we use the phrase new contract in this provision, we mean the contract for which this benefit may be exchanged.

CONDITIONS

     Your right to make this exchange is subject to all these conditions: (1) The amount we would have paid under this benefit if the Insured had died just before the contract date of the new contract must be large enough to meet the minimum for a new contract, as we describe under Contract Specifications. (2) You must ask for the exchange in writing and in a form that meets our needs. (3) You must send this contract to us to be endorsed. (4) We must have your request and the contract at our Home Office while the benefit is in force and at least five years before the end of its term period.

     The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this benefit ended just before that contract date.

PREMIUM CREDIT

     If your request for a new contract is received at our Home Office before the fifth anniversary of this contract, we will allow a credit on each premium that is due or scheduled for payment during the first year of the new contract. If, as of the date of the new contract, this contract has been in force for at least one year, the total credit will be equal to the premiums for the term insurance being converted that were due, on the premium mode in effect at the time of conversion, during the twelve months preceding the date of the new contract, less 20% of any of those premiums that were due prior to the first anniversary of this contract. If, as of the contract date of the new contract, this contract has been in force for less than one year, the total credit will be reduced to reflect the actual time in force. (Extra premiums or charges for extra risks or extra benefits other than a benefit for waiving premiums are not considered in the calculation of this credit.) We will apply a portion of the total credit to each due or scheduled first-year premium, in a proportion related to the frequency of premium payments, on the date we receive payment of the balance of that premium.


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     Example: You might request an exchange during the second year of this contract. Let us assume that premiums due or scheduled under the new contract resulting from the exchange would be $100 monthly and that as of the date of the new contract the premiums due for the previous twelve months for the term insurance being converted were $280 (with no premium or charge for an extra risk or for an extra benefit other than one for paying premiums). If $200 of the $280 was due prior to the first anniversary of this contract and $80 was due on or after the first anniversary, the total premium credit would be $240 ($280 less 20% of $200). We would apply a credit of $20 (1/12 of $240) on each date on which we receive payment of $80 for a monthly premium that is due or scheduled for payment during the first year of the new contract. If all of the $280 was due on or after the first contract anniversary of this contract, the total premium credit would be the full $280.

CONTRACT DATE

     The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be less than five years before the end of the term period for the benefit. And it may not be more than 31 days before we have your request at our Home Office.

CONTRACT SPECIFICATIONS

     The new contract will be in the same rating class as this contract. We will set the issue age and the premiums for the new contract in accordance with our regular rules in use on its contract date.

The contract may be any of of the following:

1. A Life Paid Up at Age 85 plan. In this case the new contract will be issued by The Prudential Insurance Company of America. Its face amount will be the amount you ask for in your request. But it cannot be less than $10,000 or more than 80% of the amount we would have paid under this Benefit if the Insured had died just before the contract date of the new contract. (Since $10,000 is 80% of $12,500, the amount we would have paid must be at least $12,500 for the exchange to be possible.)

2. A contract of life insurance of a kind regularly being issued by Pruco Life Insurance Company at that time for $25,000 or more. Its face amount will be the amount you ask for in your request. But it cannot be less than $25,000 or more than 80% of the amount we would have paid under the Benefit if the Insured had died just before the contract date of the new contract. (Since $25,000 is 80% of $31,250, the amount we would have paid must be at least $31,250 for this exchange to be possible.)

     We will not deny a benefit for paying premiums that we would have allowed under this contract, and that we would otherwise allow under the new contract, just because disability started before the contract date of the new contract. But any premium to be paid for that disability under the new contract must be at the frequency that was in effect for this contract when the disability started.

     We will not pay any premium under a new contract unless it has a benefit for paying premiums in the event of disability. This will be so even if we have paid premiums under this contract.

CHANGES

     You may be able to have this benefit changed to a new contract of life insurance other than in accord with the requirements for exchange that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.


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                            MISCELLANEOUS PROVISIONS

BENEFIT PREMIUMS AND CHARGES

     We show the premiums for this benefit in the contract data pages. From each premium payment, we make the deductions as shown in these pages and the balance is the invested premium amount which is added to the contract fund.

     The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is also shown on the contract data pages.

     Benefit premiums and monthly charges stop on the contract anniversary at the end of the term period for this benefit.

TERMINATION

     This benefit will end on the earliest of:

1.   the end of its term period;

2. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

3. the end of the last day before the contract date of any other contract (a) for which the benefit is exchanged, or (b) to which the benefit is changed;

4. the date the contract is surrendered under its Cash Value Option, if it has one; and

5.   the date the contract ends for any other reason.

     Further, if you ask us in writing in the premium period, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider attached to this contract on the Contract Date

Pruco Life Insurance Company of New Jersey,



By  /s/ SPECIMEN
   -------------------------
    Secretary

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